Exhibit 99.2

Management’s Discussion and Analysis

First quarter ended March 31, 2018

(Expressed in United States dollars, except per share amounts and where otherwise noted)

May 7th, 2018

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the period ended December 31, 2017 and related notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Amec Foster Wheeler Americas Limited (“Amec Foster Wheeler”).

Q 2018 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	On January 15, 2018, the Company reported the results of an updated Technical Report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" (the "2018 Technical Report") that was completed by Amec Foster Wheeler on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment ("2018 PEA").

•	On February 28, 2018, the Company filed the 2018 Technical Report on SEDAR and on the Company’s website.

•	As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill"):

o	The main focus of underground development programs at the Oyu Tolgoi project during 2017 was underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system.

o	Sinking of Shaft 5 was completed in March 2018 at a final depth of 1,178 metres. During the fourth quarter of 2017, installation of the shaft exhaust fan commenced and is on target to be finished in early second quarter 2018. Shaft 5 is 6.7 metres in diameter and will be dedicated to ventilation thereby increasing the capacity for underground activities.

o	The sinking of Shaft 2 was completed in January 2018 with fit out expected to occur over 2018. Shaft 2 will be used for access, production and ventilation.

o	During the fourth quarter of 2017 Rio Tinto undertook a schedule and cost review and reported there were no material changes in project scope, cost or schedule.

o	Turquoise Hill continues to plan for first draw bell on the Oyu Tolgoi mining licence in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.

Corporate

•	On February 5, 2018, Mark Bailey was appointed to the role of Non-Executive Chair of the Board. Mr. Bailey succeeded The Rt. Honourable Lord Howard of Lympne, who retired from his position as a director and Non-Executive Chair of the Board. Dr. Michael Price was also appointed to the Board of Directors (the "Board") to fill the vacancy created by Lord Howard’s retirement.

•	Q1 2018 net loss was $0.7 million as compared to Q1 2017 ($1.3 million) which was a reduction of 46% from the comparative period of 2017.

•	Q1 2018 operating cash outflow after working capital was $0.2 million (Q1 2017 - $1.2 million) and as at March 31, 2018, cash on hand was $6.6 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi JV Property – a carried 20% or 30% interest (depending on the depth of mineralization) in two of the Oyu Tolgoi project deposits, as well as a large underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), holds the remaining 80%/70% interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence. The Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a right to receive 20% of all mineralization extracted from deeper than 560 metres below surface and 30% of all mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is currently in development by project operator Rio Tinto International Holdings Ltd. ("Rio Tinto"), with first development production from the Entrée/Oyu Tolgoi JV Property expected in 2021. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit, and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The first two phases of the Oyu Tolgoi project are fully financed, with the Oyut open pit mine on the Oyu Tolgoi mining licence (Phase 1) currently in production and construction of Lift 1 of the Hugo North/Hugo North Extension underground block cave (Phase 2) currently in progress.

The Company also has the following assets:

•	Blue Rose JV – a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on exploration licence EL 6006 in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	Cañariaco Project Royalty – a 0.5% net smelter returns (“NSR”) royalty on Candente Copper Corp.’s Cañariaco copper porphyry project in Peru ("Cañariaco Royalty").

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

Trading of the Company’s common shares commenced on the NYSE American effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

With the completion and filing of the 2018 Technical Report, the Company is now focused on:

•	Assessing opportunities to crystallize value ahead of production from the Entrée/Oyu Tolgoi JV Property.

•	Streamlining Entrée’s joint venture interest.

•	Educating the market about the risk profile associated with Entrée’s interest in the Entrée/Oyu Tolgoi JV Property.

•	Working with Entrée’s joint venture partners to advance any exploration opportunities on the Entrée/Oyu Tolgoi JV Property that may exist, including several near surface targets that have been identified.

Corporate

Throughout 2018, the Company’s focus will be to maximize investor awareness of the results of the 2018 Technical Report and what this report means to the Company and all stakeholders, both current and potential.

Corporate costs, which include Mongolian site management, marketing and compliance costs, remained estimated between $1.2 million and $1.5 million for the full 2018 year.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

On January 15, 2018, the Company announced the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, the 2018 Reserve Case and the 2018 PEA. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of Hugo North Extension Lift 2 and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LOM highlights of the production and financial results from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	—
Indicated Resource Feed		—	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		—	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378
Entrée Attributable Financial Results
LOM Cash Flow, pre-tax	$M	382	2,078
NPV5%, after-tax	$M	157	512
NPV8%, after-tax	$M	111	278
NPV10%, after-tax	$M	89	192

Notes:

1.	Long term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
2.	Mineral reserves and mineral resources are reported on a 100% basis.
3.	Entrée has a 20% interest in the above processed material and recovered metal.
4.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
5.	Copper equivalent ("CuEq") is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the Company is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study ("OTFS16"), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA.

Below are some of the key financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted, where it is for Entrée’s 20% attributable interest. Both cases assume long term metal prices of $3.00/lb copper, $1,300.00/oz gold and $19.00/oz silver.

Key items per the 2018 Reserve Case outputs are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 starts in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Maximum production rate of approximately 24,000 tonnes per day ("tpd"), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

•	Total direct development and sustaining capital expenditures of approximately $262 million ($52 million attributable to Entrée).

•	Entrée LOM average cash cost $1.25/lb payable copper.

•	Entrée LOM average cash costs after credits ("C1") $0.56/lb payable copper.

•	Entrée LOM average all-in sustaining costs after credits ("AISC") $1.03/lb payable copper.

Key items per the 2018 PEA outputs are as follows:

		2018 PEA (1)(2)
Entrée/Oyu Tolgoi JV Property	Units	HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
LOM cash flow	$ M
• Before-tax		$2,133	$2,078
• After-tax		$1,595	$1,522
Net present value	$ M
• 5%		$506	$512
• 8%		$277	$278
Mine life (3)	Years	33	77	*
Metal recovered (4)
• Copper	Mlb	5,579	10,497
• Gold	Koz	2,637	9,367
• Silver	Koz	20,442	45,378

Notes:

1.	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
2.	The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11 year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.
4.	Entrée has a 20% attributable interest in the recovered metal.

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumes for Entrée/Oyu Tolgoi JV Property:

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

•	Total direct development and sustaining capital expenditures of approximately $8,637 million ($1,727 million attributable to Entrée).

•	Entrée LOM average cash cost $1.97/lb payable copper.

•	Entrée LOM average C1 cash cost $0.68/lb payable copper.

•	Entrée LOM average AISC after credits $1.83/lb payable copper.

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development. Although molybdenum is present in the Heruga deposit, the 2018 PEA does not include the construction of a molybdenum circuit for its recovery, but it could be added in the future if economic conditions for molybdenum improve. As noted in the Turquoise Hill press release dated October 21, 2016, there are also potential opportunities for increasing the underground mining rate (and mill throughput), which would require further development and sustaining capital and different operating costs, however it would likely result in Lift 2 and Heruga mineralization being mined earlier in the overall Oyu Tolgoi mine plan and potentially improved economics for Entrée.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The Entrée/Oyu Tolgoi JV Project (shown on Figure 1) comprises the Entrée/Oyu Tolgoi Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Castle Rock and Southwest IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in approximately 2021, the development will cross north onto the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 2 shows a north-south oriented, west-looking cross section through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The Entrée/Oyu Tolgoi JV Property is to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi joint venture agreement ("Entrée/Oyu Tolgoi JVA), Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2018 Reserve Case are based on estimates prepared for OTFS16. The capital and operating costs in the 2018 PEA are based on data provided by OTLLC.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The cash flows in the 2018 Reserve Case and 2018 PEA are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to a surtax royalty, which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property mineral resource estimate for the Hugo North Extension deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 28, 2014, the effective date of the previous mineral resource estimate reported by Entrée.

The Entrée/Oyu Tolgoi JV mineral resource estimate for the Heruga deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 30, 2010, the effective date of the previous mineral resource estimate reported by Entrée.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The mineral resource estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property– Mineral Resources
							Contained Metal
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21	—	2.03	4,515	2,200	16,500	—
Inferred	174	1.00	0.35	2.73	—	1.21	3,828	2,000	15,200	—
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the mineral resource estimate.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and general and administrative ("G&A") costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.
5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.
6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t NSR. Future mine planning studies may examine lower shut-offs.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The mineral reserve estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve

 Hugo North Extension Lift 1

	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
Classification	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018. Mr Ian Loomis, P. E., an Amec Foster Wheeler employee, is the Qualified Person responsible for the mineral reserve estimate.
2.	For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.
4.	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.
5.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
6.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 on the Entrée/Oyu Tolgoi JV Property has outlined several near-surface porphyry prospects, the most significant being at Castle Rock and Southeast IP (refer to Figure 1). At the Castle Rock Prospect, a polymetallic (Mo-As-Sb-Te index) soil anomaly covers an area of about 1.5 km by 2.0 km and occurs coincident with a strong, near-surface induced polarization ("IP") anomaly. At the Southeast IP prospect an extensive area of 60 to 511 part per million ("ppm") copper soil anomalies, covering about 3 km by 3 km has been outlined, coincident with a strong IP anomaly. Further exploration, including drilling is budgeted for both these prospects in 2018. The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 8, 2018, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

As at December 31, 2017 Rio Tinto beneficially owned 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.5% of the outstanding shares of the Company.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project, and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence.

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included further reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Q1 2018 Review

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC.

As reported by Turquoise Hill:

•	The main focus of underground development programs at the Oyu Tolgoi project during 2017 was underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system.

•	Sinking of Shaft 5 was completed in March 2018 at a final depth of 1,178 metres. During the fourth quarter of 2017, installation of the shaft exhaust fan commenced and is on target to be finished in early second quarter 2018. Shaft 5 is 6.7 metres in diameter and will be dedicated to ventilation thereby increasing the capacity for underground activities.

•	The sinking of Shaft 2 was completed in January 2018 with fit out expected to occur over 2018. Shaft 2 will be used for access, production and ventilation.

•	During the fourth quarter of 2017 Rio Tinto undertook a schedule and cost review and reported there were no material changes in project scope, cost or schedule.

•	Turquoise Hill continues to plan for first draw bell on the Oyu Tolgoi mining licence in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.

For the three months ended March 31, 2018, Entrée expenses related to Mongolian operations were $0.1 million compared to $0.1 million for the same period of 2017. In both 2018 and 2017, these costs represented in-country administration costs.

BLUE ROSE JV – AUSTRALIA

Summary

The Blue Rose silver-iron-gold-copper property is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill. Entrée (operator) has a 56.53% interest in a joint venture to explore for minerals (other than iron ore) on the property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited, retaining a 43.47% interest (Blue Rose JV). The property consists of one exploration licence, EL6006, totalling 257 square kilometres, expiring on July 18, 2019.

The Braemar Iron Formation is the host rock to magnetite mineralization on both EL6006 and Magnetite Mines Limited’s Razorback Iron project, located immediately west of EL6006. Aeromagnetic anomalies coincident with the outcropping and sub-cropping magnetite units extend from Razorback into EL6006. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike. While the bedded magnetite has the highest iron content, the tillitic unit is diluted by the inclusion of lithic fragments, such as iron-poor granite and metasedimentary dropstones.

On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone Equities Limited and Fe Mines Limited (formerly Braemar Iron Pty Ltd) ("FML"). FML has certain rights in respect of the exploration for, and development of, iron ore on EL6006 pursuant to a prior agreement.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In accordance with the Deed, the Blue Rose JV partners transferred title to EL6006 and assigned their native title agreements to FML, and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion, and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Blue Rose JV partners retain their existing rights to explore for, develop and mine all minerals other than iron ore on EL6006.

Q1 2018 Review

Expenditures in Q1 2018 were minimal and related to administrative costs in Australia.

CAñARIACO PROJECT ROYALTY – PERU

Summary

In July 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde copper porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

There was no activity and minimal expenditures related to this royalty in Q1 2018.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three months ended March 31 were:

	2018	2017	2016
Expenses
Exploration	$70	$69	$228
General and administration	464	905	551
Depreciation	6	3	4
Other	(23)	-	-
Operating loss	517	977	783
Foreign exchange loss	135	43	434
Interest expense, net	51	35	40
Loss from equity investee	13	48	46
Operating loss before income taxes	716	1,103	1,303
Income tax (recovery) expense	-	-	-
Net loss from continuing operations	716	1,103	1,303
Net loss from discontinued operations	-	153	329
Net loss	716	1,256	1,632
Foreign currency translation adjustment	(708)	(96)	(1,399)
Net loss and comprehensive loss	$8	$1,160	$233
Net loss per common share
Basic/diluted– continuing operations	$(0.00)	$(0.01)	$(0.01)
Basic/diluted - discontinued operations	$(0.00)	$(0.00)	$(0.00)
Total assets	$7,819	$57,656	$56,886
Total non-current liabilities	$31,865	$33,590	$34,256

For the three-months ended March 31, 2018, the Company’s net loss from continuing operations was $0.7 million compared to $1.1 million and $1.3 million for the comparative periods of 2017 and 2016, respectively. The reduction from 2016 to 2018 was due to both a reduction in exploration related expenditures and foreign exchange fluctuations primarily related to the USD:CAD exchange rate.

Exploration costs were lower in both 2018 and 2017 compared to 2016 due to a reduction in staffing and general administrative costs in Mongolia.

General and administration expenditures in 2018 were lower than the same period in 2017 due to one-time strategic reorganization costs in 2017. The expenditures in 2018 were similar to the same period in 2016.

Foreign exchange loss was primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, the loss from equity investee was lower in 2018 compared to the same periods in 2017 and 2016 due to the change in this accounting policy. The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Net loss from discontinued operations was due to the plan of arrangement that was completed during Q2 2017 and the amount was related to exploration costs of the assets that were spun-out to Mason Resources Corp. ("Mason Resources").

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The total assets as at March 31, 2018 are substantially lower than the comparative periods due to the completion of the restructuring and resulting roll out of the assets into Mason Resources in Q2 2017. The non-current liabilities as at March 31, 2018 are comparable to the balance at March 31, 2017 and at March 31, 2016.

Quarterly Financial Data – 2 year historic trend

	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17	Q4 16	Q3 16	Q2 16
Exploration	$70	$95	$74	$94	$69	$70	$50	$142
General and administrative	441	911	293	628	905	937	524	476
Depreciation	6	6	7	4	3	4	4	4
Operating loss	517	1,012	374	726	977	1,011	578	622
Foreign exchange (gain) loss	135	26	(349)	(100)	43	(54)	(39)	4
Interest expense, net	51	49	49	38	35	48	45	43
Loss from equity investee	13	57	55	55	48	68	62	60
Income tax recovery	-	-	-	(72)	-	(553)	-	-
Net loss from continuing operations	$716	$1,144	$129	$647	$1,103	$520	$646	$729
Net loss from discontinued operations	-	-	-	23	153	448	363	325
Net loss	$716	$1,144	$129	$670	$1,256	$968	$1,009	$1,054
Basic/diluted loss per share – continuing operations	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)
Basic/diluted loss per share – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Exploration costs have been consistent since Q2 2016 after the Company placed all non-material properties on care and maintenance.

General and administrative costs have been consistent since Q2 2016 with the exception of the period from Q4 2016 to Q2 2017 which incurred one-time costs associated with the strategic reorganization initiatives. In Q4 2017, general and administrative costs include stock-based compensation of $0.4 million and expenditures relating to an updated technical report for the Entrée/Oyu Tolgoi JV Property of $0.2 million.

Interest expense is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and has been consistent since Q2 2016.

Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project and as a result, the loss from equity investor is lower in Q1 2018 compared to prior quarters.

Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to a newly incorporated company, Mason Resources in exchange for 77,804,786 common shares of Mason Resources ("Mason Common Shares"). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol "MNR" and on the OTCQB Venture Market on November 9, 2017 under the symbol "MSSNF".

As part of the Arrangement, Entrée then distributed 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.); Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.); and M.I.M. (U.S.A.) Inc. (collectively the "US Subsidiaries"). The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ (deficiency) equity of $44.2 million.

The closing of the Arrangement resulted in the following Spin-off assets and liabilities being distributed to Mason Resources on May 9, 2017:

	May 9, 2017	December 31, 2016
Current assets
Cash	$8,843	$129
Receivables and prepaids	137	219
	8,980	348
Long-term assets
Property, plant and equipment	25	25
Mineral property interest	37,699	38,379
Reclamation deposits and other	481	481
	38,205	38,885
Current liabilities
Accounts payable and accrued liabilities	(34)	(230)
Long-term liabilities
Deferred income taxes	(2,937)	(3,015)
Net assets	$44,214	$35,988

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	2018	2017	2016
Cash used in operating activities
- Before changes in non-cash working capital items	$(227)	$(1,028)	$(1,058)
- After changes in non-cash working capital items	(191)	(1,162)	(7,419)
Cash flows from financing activities	130	5,218	11
Cash flows (used in) from investing activities	-	-	(3)
Net cash outflows	(61)	4,056	(7,411)
Effect of exchange rate changes on cash	(368)	103	171
Cash balance	$6,639	$17,550	$15,546

Cash flows after changes in non-cash working capital items in Q1 2018 were 84% and 97% lower than the comparative periods of 2017 and 2016, respectively, due to one-time restructuring costs in 2017 and a $5.5 million cash refund to Sandstorm Gold Ltd. ("Sandstorm") in 2016.

Cash flows from financing activities were minimal in Q1 2018 and Q1 2016 but higher in Q1 2017 due to $5.2 million received from a non-brokered private placement which closed in January 2017 and stock option proceeds.

There were no investing activities in Q1 2018 or Q1 2017 and only minimal investment expenditures in Q1 2016

Effective January 1, 2018, the Company is now a development stage company and has not generated positive cash flow from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at March 31, 2018 was approximately $6.7 million with a cash balance of approximately $6.6 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and up to the time when the Company expects the Entrée/Oyu Tolgoi JV Property to commence production. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Contractual Obligations

As at March 31, 2018, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$529	$111	$349	$69	$-

STOCKHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At March 31, 2018, the Company had 174,283,740 shares issued and outstanding and at May 7, 2018, the Company had 174,304,406 shares issued and outstanding.

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property (the "US Projects") into Mason Resources through the Arrangement. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. As a result of the completed Arrangement, stockholders’ (deficiency) equity was reduced by $44.2 million in 2017.

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees were payable in connection with the private placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants ("Mason Warrants") which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement common share purchase warrant of the Company (a "Replacement Warrant") and 0.45 of a Mason Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Warrants each with an exercise price of C$0.23, and 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Warrants issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

Share Purchase Warrants

At March 31, 2018 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board.

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

As part of the Arrangement, optionholders of the Company received Mason incentive stock options ("Mason Options") which were proportionate to, and reflective of the terms of, their existing incentive stock options of the Company. In exchange for each existing incentive stock option, the holder was issued one fully vested replacement option to purchase a Common Share of the Company (a "Replacement Option") and 0.45 of a fully vested Mason Option. On May 23, 2017, Mason awarded a total of 3,708,000 Mason Options to the Company’s optionholders in accordance with its Stock Option Plan, which was approved by the Company’s shareholders at the Annual and Special Meeting of Securityholders held to approve the Arrangement. The Mason Options were awarded with exercise prices ranging from C$0.07 per share to C$0.27 per share and expiry dates ranging from September 2017 to November 2021. On May 23, 2017, the Company’s optionholders also received an aggregate 8,240,000 Replacement Options with exercise prices ranging from C$0.18 per share to C$0.61 per share and expiry dates ranging from September 2017 to November 2021. The exercise prices assigned to the Replacement Options and the Mason Options reflect the allocation of the original exercise price of the existing options between the Replacement Options and the Mason Options issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

As at March 31, 2018, the Company had 7,405,000 stock options outstanding, of which 7,338,750 had vested and were exercisable. Subsequent to March 31, 2018, stock options to purchase 50,000 Designated Shares at an exercise price of C$0.27 were terminated and an aggregate of 20,666 shares were issued.

The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Exercise price per share C$	Expiry date
935	935	205	0.26 – 0.36	June – Dec 2018
860	860	271	0.18	Dec 2019
1,320	1,320	270	0.28 – 0.32	July – Dec 2020
2,240	2,240	305	0.33 – 0.36	Mar – Nov 2021
1,900	1,884	–	0.52 – 0.62	May – Oct 2022
100	50	–	0.63	Feb 2023
7,355	7,289	1,051

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

AMENDED SANDSTORM AGREEMENT

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

As at March 31, 2018 Sandstorm owned 23,900,380 common shares, or 13.7% of the outstanding shares of the Company.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Financial Instruments

The following table provides the fair value of each classification of financial instrument:

	March 31, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	$6,639	$7,068
Receivables	266	263
Reclamation deposits and other	12	12
Total financial assets	$6,917	$7,343
Financial liabilities
Accounts payable and accrued liabilities	$304	$247
Loans payable	7,927	7,841
Total financial liabilities	$8,231	$8,088

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2018, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $6.6 million.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under United States Securities and Exchange Commission ("SEC") regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On September 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

NON-US GAAP PERFORMANCE MEASUREMENT

"Cash cost after credits” (C1) and all-in sustaining cost (AISC) are non-US GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the "Earn-In Agreement") to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the 2012 passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, an Investment Law came into effect in Mongolia. The law is aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The full impact of the Investment Law is still not yet known.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed amendments to the Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repealed the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. On February 18, 2015, the Mongolian Parliament adopted a further amendment to the Minerals Law (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Mining is currently working on a draft mining law, aimed at regulating the mining sector in greater detail in Mongolia. If adopted, the draft mining law could adversely affect Entree’s interests. It is not possible to determine when, if ever, this draft law will be adopted and in what form.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On December 9, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration, to introduce the concept of an "ultimate holder" of a legal entity for tax purposes (the "2017 Amendments"). Any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences. The full impact of the amendments is not yet known.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the Investment Law, State Minerals Policy, 2014 Amendments, 2015 Amendment, 2017 Amendments or new mining law are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.4% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, the Mineral Resources Authority of Mongolia ("MRAM") delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not receive official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Entrée/Oyu Tolgoi JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, or the Shivee West Property is not ultimately included in the Entrée/Oyu Tolgoi JV Property pursuant to the License Fees Agreement, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On September 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated September 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

The Oyu Tolgoi Investment Agreement commits Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement. Such a default could result in a termination of the Oyu Tolgoi Investment Agreement, which may have a material adverse impact on Entrée and the Company’s share price. The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Alternative strategies whereby OTLLC would undertake the construction of a power generating facility in Mongolia are likely to require further funding in addition to the existing project finance and proposed supplemental debt facilities. Such funding remains subject to negotiation, and may not be available or may only be available on substantially different terms from existing facilities. Despite Turquoise Hill and Rio Tinto’s best efforts, such an obligation is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Amended Sandstorm Agreement

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Amended Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Amended Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Sandstorm’s beneficial shareholdings in the Company, totalling 13.8% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling 17.5% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

In Mongolia, Entrée and its partners must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Entrée runs its business in different jurisdictions and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these jurisdictions are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other jurisdictions may be subject to withholding taxes. Entrée has no control over withholding tax rates.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. In addition, certain individuals also serve as directors or officers of Mason Resources and are subject to an Administrative Services Agreement between the Company and Mason Resources. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company’s internal control over financial reporting occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of the Company to maximize returns to shareholders; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; anticipated future production and mine life; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; projected mining and process recovery rates; anticipated future production, capital and operating costs, cash flows and mine life; capital, financing and project development risk; mining dilution; closure costs and requirements; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flow and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill on the Entrée/Oyu Tolgoi JV and the continued development of the Entrée/Oyu Tolgoi JV Property. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the size, grade and continuity of deposits not being interpreted correctly from exploration results; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; cyber security incidents; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Q1 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

TECHNICAL INFORMATION

Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development and a Qualified Person ("QP") as defined by NI 43-101, has approved the technical disclosure in this MD&A.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.